FOR IMMEDIATE RELEASE                           [CORPBANCA Logo]
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                  CORPBANCA ANNOUNCES BOARD MEMBER RESIGNATION

Corpbanca (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services across all segments of the Chilean financial market, recently announced the resignation of Rene Cortazar Sanz from the company's board of directors.

Arturo Valenzuela has been elected to replace Mr. Cortazar on the company's board of Directors.


Contact:

Company:

            Pablo Mejia R.
            Investor Relations
            Tel. (56 - 2) 660-2342
            Santiago, Chile
            E-mail : pablo.mejia@corpbanca.cl


Capital Link:

            Nicolas Bornozis
            President
            Tel: 212-661-7566
            New York, USA
            E-mail: nbornozis@capitallink.com



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www.corpbanca.cl             Huerfanos 1072, Santiago, Chile
                                  Phone: 56(2)687 8000